January 17, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ibolya Ignat, Staff Accountant
            Division of Corporation Finance

Re:  Chandler (U.S.A.), Inc.
     Form 10-K for Fiscal Year Ended December 31, 2004
     Filed March 22, 2005
     Form 10-Q for Fiscal Quarter Ended March 31, 2005
     Filed May 11, 2005
     File No. 001-15135

Dear Ms. Ignat:

      This letter is to provide additional information related to our Form 10-K for the fiscal year ended December 31, 2004 as a result of our telephone conversation on January 9, 2006.

      - Page 5 of the draft of the Amended Form 10-K includes additional text discussing the determination of point estimates and the effect of historical trends and development factors on those estimates.

      A draft of the amended Form 10-K is being sent to your attention via e-mail. Only the current changes are redlined. As we discussed, we will not be filing the amended Form 10-K. If you have any questions, please contact me at (405)258-4292.

Sincerely,


/s/ Mark C. Hart
--------------------------
Mark C. Hart
Vice President and
Chief Financial Officer

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